FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 22, 2003

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated December 3, 2003

2.	Press release dated December 4, 2003

3.	Press release dated December 17, 2003

4.	Press release dated December 19, 2003

Item 1.

Published: 09:32 03.12.2003 GMT /HUGIN /Source: ARM Holdings PLC /LSE: ARM /ISIN: GB0000595859

New ARM9E Family Core Provides Unrivalled Low-Power Performance

New ARM968E-S core provides a low cost and power-efficient solution for communications processing and the consumer device market.

CAMBRIDGE, UK - Dec. 3, 2003 - ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, today announced a new ARM9E(TM) family core for deeply embedded applications. The ARM968E-S(TM) core will be the smallest, lowest power, synthesizable ARM9E family core produced to date, and will provide an ideal solution for applications including networking, automotive, consumer entertainment and wireless solutions.

The ARM968E-S core integrates new benefits that improve the overall efficiency of the ARM9E family in performance, data handling and power consumption. It does this in a core that offers the smallest form factor of any ARM9E family product to date. The ARM968E-S core design has also concentrated on the efficiency of both processing and moving data in and out of tightly coupled memories (TCM).

The ARM968E-S core introduces a dedicated Direct Memory Access (DMA) port with TCM. These enhanced benefits improve the efficiency of packet processing and data throughput, increasing the communications capacity of devices based on the new core. The DMA capability is particularly suited to communications devices such as 802.11 clients, firewire or SCSI interfaces, but also applies to areas like audio where streams of data need to be processed.

The new benefits make the ARM968E-S core an ideal product for mid-range highly integrated chips that address cost sensitive markets including client end networking, automotive, wireless and consumer devices. The core is especially suited to applications such as audio players, wireless LANs and hard disk drive interfaces The ARM968E-S core will also have broad relevance for solutions in the imaging, networking and industrial markets.

"The profit margins available to producers of high-volume consumer and communications devices are constantly under pressure, but the technology demands are increasing relentlessly. This has created a growing demand for a new class of small, low cost, integratable microprocessors," said Richard Phelan, Embedded Cores product manager, ARM. "With the introduction of the ARM968E-S core, we will be able to meet the rapidly evolving need for these high performance yet cost-efficient, real-time processing microprocessors demanded by the next-generation of deeply embedded systems."

The ARM968E-S core has a low latency AMBA(TM) AHB-lite bus interface, and separate core and DMA clocking for low power idle mode operation. The ARM968E-S core integrates these benefits in a size that is 20 percent smaller than the ARM966E-S(TM) core and gives power savings of at least 10 percent. These innovations enable the ARM968E-S core to cost-effectively reach new levels of power efficiency, conserve battery life and open up opportunities for the production of new affordable, high-performance consumer devices.

The ARM968E-S core builds on the success of ARM's industry-leading ARM7TDMI® and ARM966E-S cores in deeply embedded applications. The new ARM968E-S core will be first released via a lead ARM Partner, in Q1 2004. It will be generally available to ARM Partners from March 2004.

About ARM

ARM (LSE: ARM; Nasdaq: ARMHY) is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

Key message points for journalists and analysts:

  The ARM968E-S core complements existing ARM9E core family members by adding a smaller footprint, low power and low latency core product with excellent throughput capabilities. This answers increasing market pressures to create more cost-effective and power-efficient consumer devices without any loss of performance.

  The new ARM968E-S core targets next-generation communications interfaces such as 802.11 wireless LAN, firewire and SCSI, and other applications processing a continuous stream of data such as in audio devices.

ENDS

ARM and ARM7TDMI are registered trademarks of ARM Limited. ARM9E, ARM966E-S and ARM968E-S are trademarks of ARM Limited. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

2

Item 2.

Published: 11:00 04.12.2003 GMT /HUGIN /Source: ARM Holdings PLC /LSE: ARM /ISIN: GB0000595859

Industry Collaboration Results In Publication Of ABI For ARM Architecture

What: ARM has published the Application Binary Interface (ABI) for the ARM® architecture. This specification has been developed in collaboration with companies including Intel, Metrowerks, Montavista, Nexus Electronics, PalmSource, Symbian and Wind River, and promotes portability of binary code and inter-operability of software development tools across the full range of industry-proven operating systems (OS).

Why: Compliance to the ABI by tool chains will enable software developers to integrate binary code from multiple sources regardless of which tool chain was used. Price and time-to-market benefits are achieved as the specification enables the choice of the most appropriate tool chain based on its suitability for the specific development.

Availability: The ABI specification for the ARM architecture is now available at: http://www.arm.com/products/DevTools/ABI.html. The ARM RealView® Developer Suite v2.0 complies with the ABI specification now. ARM's GNU tools solution for the ABI will be available in 2004.

Who: ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system.

Contacts:

ARM PRESS OFFICE: 0208 996 4141

Johanna Drake - Text 100 Public Relations
020 8996 4146

Michelle Spencer - ARM

01628 427780

-ends-

ARM and RealView are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd..; and ARM Belgium N.V.

Item 3.

SHANGHAI FUDAN MICROELECTRONICS LICENSES ARM7TDMI CORE

FOR MEDIA PROCESSORS IN CONSUMER ELECTRONICS PRODUCT

Shanghai Fudan Microelectronics to leverage ARM7TDMI core technology for next-generation media processors

CAMBRIDGE UK – Dec. 17, 2003 – ARM [LSE: ARM; Nasdaq: ARMHY], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced that Shanghai Fudan Microelectronics Ltd. has licensed ARM7TDMI® microprocessor core through the ARM® Foundry Program. Shanghai Fudan Microelectronics will use ARM core technology to develop a power-efficient, low-cost media processor for audio and imaging solutions in the consumer electronics market that will be manufactured by Semiconductor Manufacturing International Corporation (SMIC).

“The ability to combine the technical benefits of reduced die size and power consumption of the ARM7TDMI core, with SMIC’s manufacturing capabilities which enable decreased time-to-market, will have a significant impact in helping us achieve our business goals,” said Lei Shi, chief executive officer of Shanghai Fudan Microelectronics Co. “We considered a number of options for our media processors, however ARM industry-proven technology was able to address all of our needs.”

“The licensing of the ARM7TDMI core to Shanghai Fudan Microelectronics demonstrates the value that ARM brings to fabless and foundry organizations in China through its flexible and competitive Foundry Program,” said Jun Tan, president, ARM China. “By licensing ARM intellectual property (IP), Chinese organizations can quickly and efficiently take advantage of the rapidly growing consumers electronics market, which is significantly impacting the dynamics of the semiconductor industry.”

“Access to ARM IP through innovative business programs such the ARM Foundry Program, helps Integrated Circuit (IC) design house in China achieve and maintain a leading position in the regional semiconductor market place,” said Dr James Sung, vice president of Marketing and

Sales of SMIC. “Our cooperation with ARM provides Shanghai Fudan Microelectronics with a competitive advantage in its effort to deliver proven, world-quality silicon solutions.”

Shanghai Fudan Microelectronics will begin shipping ARM core-based products in Q3 2004.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in markets such as portable communications, hand-held computing, multimedia digital consumer and embedded solutions.

ENDS

ARM and ARM7TDMI are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

ARM Media Contacts

ARM	Text 100
Michelle Spencer	Anna Vrechek
Tel: +44-1628-427780	Tel: 415-593-8437
Email: michelle.spencer@arm.com	Email: annav@text100.com

Item 4.

Published: 12:32 19.12.2003 GMT /HUGIN /Source: ARM Holdings PLC /LSE: ARM /ISIN: GB0000595859

ARM Launches Developers' Conference

What: ARM will hold the first ARM® Developers' Conference in 2004. The Conference will be the only event specifically for developers designing applications around the ARM architecture.

The ARM Developers' Conference will feature:

  Keynotes from industry speakers
  Presentations on the latest ARM technologies
  Panel discussions on selecting the right solution for ARM Powered products
  Technology tracks for end-user applications
  In-depth seminars on evaluating the right processors for your application
  Hands-on workshops on tools and technologies that support the ARM architecture
  Exhibition and sponsorship opportunities for ARM Connected Community members

To find out more about the ARM Developers' Conference, please go to http://www.arm.com/developersconference

When: 19-21 October 2004

Where: Santa Clara Convention Center
             Santa Clara, California

Who: ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system.

Contacts:
ARM PRESS OFFICE: 0208 996 4141

Johanna Drake
Text 100 Public Relations
020 8996 4146

Michelle Spencer
ARM
01628 42778

-ends-

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V .

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2003

ARM HOLDINGS PLC.
By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer